John Hancock Financial Services
U.S. Wealth Management
601 Congress Street
Boston, MA 02210
(617) 663-2261
Fax: (617) 663-2197
E-Mail: csechler@jhancock.com
Christopher Sechler
Assistant Vice President and Senior Counsel
October 16, 2009
VIA EDGAR TRANSMISSION
Brent Fields, Assistant Director
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
RE: Rule 485(b)(1)(vii) Request for John Hancock Funds II, File Nos. 333-126293; 811-21779 (the “Registrant”)
Mr. Fields:
Pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933, the Registrant respectfully requests that a post-effective amendment to be filed on behalf of John Hancock Natural Resources Fund and John Hancock Strategic Income Fund (the “Funds”) be treated as a filing under subsection (b) of Rule 485 even though the addition of new share classes contained therein may require the filing to be made under subsection (a) of Rule 485. The post-effective amendment will be filed to register Class A and Class I shares of John Hancock Natural Resources Fund and Class A, Class C and Class I shares of John Hancock Strategic Income Fund.
The Registrant believes that approval of this request is appropriate because the disclosure to be included in the Funds’ prospectuses and statement of additional information (“SAI”) relating to these new share classes will be substantially similar to the disclosure relating to these share classes contained in prospectuses and SAIs previously reviewed by the staff of the Securities and Exchange Commission (the “Commission”) in post-effective amendments previously filed under Rule 485(a). Specifically, these new share classes will have substantially similar characteristics, fees and expense structures as Class A, Class C and Class I shares, as applicable, of John Hancock Global Agribusiness Fund, John Hancock Global Infrastructure Fund and John Hancock Global Timber Fund, each a series of the Registrant, previously filed under Rule 485(a) on November 18, 2008 (SEC Accession No. 0000950135-08-007403).
If approved by the Commission, the post-effective amendment will reflect the resolution of any comments relating to these share classes received from the staff of the Commission on other post-effective amendments with respect to John Hancock funds, as well as any other relevant comments from the staff. Except for the disclosure relating to these new share classes, the post-effective amendment will contain no other changes that would necessitate a Rule 485(a) filing. It is intended that the post-effective amendment to register these new share classes will be filed with the Commission under Rule 485(b) either as part of the Registrant’s annual registration statement update on or about December 16, 2009 or separately prior to the annual registration statement update.
Please let me know at your earliest convenience whether the filing may be made pursuant to rule 485(b). The filing will be made under Rule 485(a) if for any other reason it would be required to be made thereunder. Please call me at (617) 663-2261 if you have any question regarding the foregoing.
Sincerely,
/s/ Christopher Sechler
Christopher Sechler, Esq.
Assistant Vice President and Senior Counsel